SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

CONTENTS

Public Offering

On March 2, 2022, MediWound Ltd. (the “Company”) issued a press release announcing the commencement of an underwritten public offering (the “Offering”) of its ordinary shares, NIS 0.01 par value per share (the “Ordinary Shares”), pursuant to a shelf registration statement filed on Form F-3 (File No. 333-230490) with the Securities and Exchange Commission (the “SEC”), which was declared effective on April 22, 2019. The Company also intends to grant the underwriters a 30-day option to purchase up to an additional 15 percent of the number of Ordinary Shares sold in connection with the Offering. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 2, 2022, the Company filed with the SEC a preliminary prospectus supplement to its effective shelf registration statement on Form F-3 (the “Preliminary Prospectus Supplement”) pursuant to Rule 424 under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Offering.

Financial Update

On a preliminary unaudited basis, we expect our revenue for the year ended December 31, 2021 to be $23.8 million and our cash and short-term investments as of December 31, 2021 to be approximately $11.0 million. This preliminary estimate of our revenues and cash and cash equivalents is based on currently available information. It does not present all necessary information for an understanding of our financial condition as of December 31, 2021 or our results of operations for the year ended December 31, 2021. As we complete our quarter-end and year-end financial close process and finalize our year-ended December 31, 2021 audited financial statements, we will be required to make significant judgments in a number of areas that may result in the estimates provided herein being different than the final financial information. These preliminary estimates have been prepared by and are the responsibility of our management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary estimates or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. We expect to complete our audited financial statements for the year ended December 31, 2021 subsequent to the completion of this offering. It is possible that we or our independent registered public accounting firm may identify items that require us to make adjustments to the preliminary estimated revenue figure and cash balance set forth above and those changes could be material. Accordingly, undue reliance should not be placed on these preliminary estimates. The preliminary estimates are not necessarily indicative of any future period and should be read together with the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the prospectus supplement to be filed in connection with the Offering, and our financial statements, related notes and other financial information incorporated by reference therein..

Changes in Registrant’s Certifying Accountant; Related Disclosures Re: Accounting Matters

Non-continuation of services of previous independent registered public accounting firm

In April 2021, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (the “Former Auditor”), the former independent registered public accounting firm of the Company, gave notice to the Company that in light of Ernst & Young Global’s desire to provide to Access Industries Group, the indirect controlling shareholder of the Company, services that may have an impact on the Former Auditor’s independence, the Former Auditor could not continue providing audit services to the Company. Accordingly, the audit committee and board of directors of the Company each resolved to terminate the services of the Former Auditor due to such independence issues, effective as of April 28, 2021 (the “Termination Date”).

During the period that began when the Former Auditor was retained and through the Termination Date, there was no disagreement between the Company and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the Former Auditor, would have caused it to make reference to the subject matter of such disagreement in connection with its audit report on such financial statements.

The Former Auditor did not indicate to the Company that its report on the audit, if completed, would contain an adverse opinion or disclaimer of opinion or would be qualified or modified as to uncertainty, audit scope, or accounting principles.

Except as set forth below, during the years ended December 31, 2020 and 2019 and through the Termination Date, the reports of the Former Auditor on the Company’s financial statements did not contain any adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principle.

Appointment of new independent registered public accounting firm

On June 15, 2021 (the “Engagement Date”), the Company’s shareholders approved the engagement of Somekh Chaikin, a member firm of KPMG (the “New Auditor”) as the Company’s independent registered public accounting firm for the Company’s fiscal year ended December 31, 2021. The decision to engage the New Auditor as the Company’s independent registered public accounting firm had been approved by the Company’s audit committee and board of directors.

During the years ended December 31, 2020 and 2019 and through the Engagement Date, the Company had not consulted with the New Auditor regarding either:

1.
application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that the New Auditor concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

2.
any matter that was either the subject of a disagreement  (as defined in Item 16F(a)(1)(iv) of Form 20-F promulgated by the Securities and Exchange Commission (“Form 20-F”) and the related instructions to that Item) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

The contents of this Report of Foreign Private Issuer on Form 6-K (including the Exhibits thereto) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020 and May 15, 2021 (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-195517, 333-210375, 333-230487, 333-236635 and 333-255784, respectively) and on Form F-3 filed with the SEC on March 25, 2019 (Registration No. 333-230490).

This Current Report on Form 6-K, including the Exhibits hereto, shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale is not permitted.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release, dated March 2, 2022.
99.2	Letter from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, dated March 2, 2022, as to the change in MediWound Ltd.’s certifying accountant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: March 2, 2022	By:	/s/ Boaz Gur-Lavie
Name: Boaz Gur-Lavie
Title: Chief Financial Officer